UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

 WITHDRAWAL OF FORM 15

  Commission File Number: 000-51533

SuperDirectories, Inc.

(Exact name of registrant as specified in its charter)

5337 Route 374, Merrill, New York  12955

(518) 4725-0320

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 1220

EXPLANATORY NOTE:

On August 3, 2010, we filed a Form 15-12G in order to terminate our reporting obligations pursuant to Section 13 of the Securities Exchange Act of 1934. However, none of the Rules allowing for such a termination were available to us because we have over 300 shareholders of record.

Therefore, we hereby withdraw the Form 15-12G filed on August 3, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, SuperDirectories, Inc. has caused this certification/notice to be signed on its behalf  by the undersigned duly authorized person.

May 4, 2012	/s/ Luke Lalonde

By: Luke Lalonde, President